VIA EDGAR

August 30, 2021

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, D.C. 20549

Attn: Nicholas Lamparski

Re: Genius Group Ltd

Registration Statement on Form F-1 Filed July 6, 2021

File No. 333-257700

Dear Mr. Lamparski,

Genius Group Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 5, 2021, regarding the Registration Statement on Form F-1 filed with the Commission on July 6, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1, which is being filed with the Commission contemporaneously with the submission of this letter. Caption and page references herein correspond to those set forth in Amendment No. 1.

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Registration Statement on Form F-1 Filed July 6, 2021

Prospectus Summary, page 4

1. Please disclose your history of net losses in your Prospectus Summary.

Response: The Company respectfully advises the Staff that we had previously included our history of losses in 2018, 2019 and 2020 in the “A Brief History” section of the Prospectus Summary on page 8. In response to the Staff’s comment, we have now amended our filing to make our history of losses more prominent by also including them in the “Our Company” section on page 5 of Amendment No. 1.

Overview

Our Company, page 5

2. Please discuss your historical results with equal or greater prominence to the pro forma amounts presented for the IPO Acquisitions here, on page 72, and elsewhere in your filing where the pro forma amounts are presented. In addition, disclose that the four companies you call "The IPO Acquisitions" are not currently part of your consolidated results as they are not currently owned by you.

Response: We have amended the registration statement to increase the prominence of our historical results for the IPO Group in the following sections:

●	The “Our Company” section on page 5.

●	The “Our Company” section on page 82.

We have also separated the historical audited results of the Pre-IPO Group in adjacent columns to the pro forma results of the group including IPO Acquisitions in a table format in the following sections:

●	The “Summary Combined Unaudited Pro Forma Financial Data and Consolidated Audited Financial Data Pre-IPO Group” section on page 22.

●	The “Non-IFRS Financial Measures - Adjusted EBITDA” section on page 24.

We have further disclosed that the four companies we call the “IPO Acquisitions” are not currently part of our consolidated results as they are not currently owned by us in the following sections:

●	The “Our Company” section on page 5.

●	The “Summary Combined Unaudited Pro Forma Financial Data and Consolidated Audited Financial Data Pre-IPO Group” section on page 22.

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●	“Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO Acquisitions)” on page 54.

●	Management’s Discussion and Analysis “Overview” on page 68.

●	The “Our Company” section on page 82.

3. The $15.1 million in pro forma gross profit that you disclose here and on page 72 does not agree with the pro forma amount on page 51. Also, the $3.8 million of pro forma adjusted EBITDA that you disclose here and on page 72 does not agree to that reflected on page 64. Please revise so that the pro forma gross profit and pro forma adjusted EBITDA discussed here and on page 72 agrees with your pro forma financial information disclosed on pages 51 and 64 of the filing. Also, please revise your discussion here and on page 72 to also disclose that you incurred a pro forma operating loss of $1.7 million for 2020 and a pro forma net loss of $1.6 million for this period.

Response: We have amended the registration statement to revise the pro forma gross profit to $14.9 million so that it agrees with the pro forma amount on page 56 in the following sections:

●	The “Our Company” section on page 5.

●	The “Our Company” section on page 82.

We have also revised the pro forma adjusted EBITDA profit to $4.6 million so that it agrees with the pro forma amount on page 72 in the following sections:

●	The “Our Company” section on page 5.

●	The “Our Company” section on page 82.

We have amended the registration statement to disclose that we incurred a pro forma operating loss of ($1.7) million for 2020 and a pro forma net loss of ($1.6) million for this period in the following sections:

●	The “Our Company” section on page 5.

●	The “Our Company” section on page 82.

4. It appears that the majority of your disclosure throughout, including the performance measures and metrics, relate only to GeniusU. Please revise here and elsewhere throughout your prospectus to include materially complete disclosure for each of the companies that are or will be part of the Genius Group and will be material to the combined company, including a clear description of how each of the companies generates revenue. In particular, please explain how the companies that do not appear to generate revenue through students or education classes, such as Entrepreneur Resorts, fit into the current disclosure included throughout, as it appears that Entrepreneur Resorts generates revenue through membership fees, hotel stays, and restaurants. Please also indicate the contribution to revenue for each of the companies that are or will be part of the Genius Group so that investors understand the importance of each to your overall business.

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Response: We have added disclosure to the “Our Corporate Structure” section on page 10 and in the “Our History and Corporate Structure” section on page 86 to include a more detailed explanation of how each company generates revenue, the contribution of revenue each of the companies makes within the group, and how these products and revenues of each company integrate into our planned growth, curriculum and product range.

We have amended the “Genius Group Operating Data (Pre-IPO Group Excluding IPO Acquisitions)” section on page 24 to include operating data on Entrepreneur Resorts and the IPO Acquisitions.

We have also added a new section called “Our Conversion Model” on page 98 in which we explain how our GeniusU operating data relates to our student pathway and partner pathway and their respective conversion rates, and how the revenues generated from Entrepreneur Resorts and the IPO Acquisitions relate to our GeniusU operating data.

5. Please disclose the measure (ex: revenues, number of students, etc.) by which you believe you are a "world leading entrepreneur Edtech and education group." Please also disclose how you define an "entrepreneur Edtech group" and how this differs from a general Edtech company. We also note your disclosure on page 92 that you believe there are no global companies directly competing with you to develop a uniquely entrepreneurial curriculum. Given this statement, please explain how you are a world leading entrepreneur Edtech company. Please also explain how entrepreneurial curriculum relates to certain of your businesses such as Education Angels, E-Square and the University of Antelope Valley.

Response: The primary measure by which we believe we are a “world leading entrepreneur Edtech and education group” is the number of students we currently have, together with the rate of growth of new students each year that are joining our Edtech platform to use our entrepreneur curriculum. We are comparing our group to other organizations that deliver an entrepreneur curriculum to students. We define an entrepreneur curriculum as a course of study that teaches an individual to ‘create a job’ by connecting and delivering value to others in a role aligned to their passions and purpose (either as an employee, contractor, freelancer or business owner) rather than teaching them how to ‘get a job’ by searching for job positions in the employment market.

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The organizations that deliver such curriculums fall into two main categories. The first are entrepreneur camps, accelerators and business schools which normally cater to 1,000 students or less per year. Examples of this range from startup accelerators such as Y Combinator to academic institutions such as Stanford Graduate School of Business. The second are entrepreneur networks that often provide forms of mentorship and training within their membership. Two of the largest examples of this are the Entrepreneurs Organisation (EO) which has 15,000 members and StartUp Grind which has 75,000 members. These have a mix of free and paid memberships.

We believe that our student base of 1,800,000 students at the end of 2020, which grew by approximately 247,000 new students in 2020, makes us a “world leading entrepreneur Edtech and education group” in comparison to these organizations based on student numbers.

Our disclosure from page 103 under advises that we believe there are no global companies directly competing with us to develop a uniquely entrepreneurial curriculum. This is derived from our research of the organizations above, together with the Edtech companies in the market, in which we have not yet found a significant company in the market that is seeking to establish an entrepreneurial curriculum on a global level.

We have added wording to the “Our Competition” section on page 108 to define both general Edtech Companies and how we define an Entrepreneur Edtech Group, together with a more detailed explanation of our competition in order to address the Staff’s comments and provide greater clarity.

We have also added additional wording to the “Our Corporate Structure” section on page 10 to explain how the companies in the group including Education Angels, E-Square and the University of Antelope Valley relate to our entrepreneur education curriculum.

6. We note that your growth model is to acquire accredited schools, colleges and universities. Please explain what it means that these schools are accredited, including the specific standards under which they are accredited.

Response: Our growth model is to acquire accredited schools, colleges and universities that already hold education accreditations with the respective government departments of education in their jurisdictions. The accrediting bodies for each of the relevant companies in the group, namely Education Angels, E-Square and UAV are detailed in the “Regulation” section on page 116.

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Education Angels (EA) is accredited by the Ministry of Education (MoE) in New Zealand where the company is registered. This allows EA to receive 50% funding of education fees by the MoE.

E-Square Education (EE) is accredited by the Department of Education (DoE) in South Africa where the company is registered. This allows students to then apply for loans in order to study at the school and college as well as allowing the company to provide certified qualifications to students who attend the curriculum.

EE also holds an accreditation by Microsoft as a Certiport Authorised Test Center (CATC), without limitation on jurisdiction, to educate students with a Microsoft certified program and provide testing in order to hold examinations on Microsoft’s behalf for CATC.

The University of Antelope Valley (UAV) is accredited by the U.S. Department of Education (USDoE) and the Western Association of Schools and Colleges (WASC). These certifications provide merits towards further study, allowing students to apply for grants from the U.S. Government, scholarships and student loans in order to study at UAV. These regulators also allow UAV to provide certified BA and MA programs to students. These programs are accredited to be delivered in person and online.

7. You note that your training products and tools are used by leading companies such as Google, IBM and Microsoft, as well as other companies that are listed on page 75. Please tell us whether these companies currently use your training and assessment products, the extent and time period of their use, how they use these products and the fee structure (ex: a flat fee for use for all employees at these companies, fees charged per student, etc.) and whether they are representative of your current customers. Please also indicate how you generate revenue from such customers. In the alternative, please delete these references.

Response: Google, IBM, Microsoft and the companies listed on page 83 do use our products. These include assessment tools such as Talent Dynamics and the Passion Test and Purpose Test, together with course content delivered by our partners and faculty. We have corporate training partners using our training products and tools, packaging these products and the GeniusU system with their own training programs, which in turn are then delivered to these companies (Please see https://www.atairu.com/ as an example).

As we deliver these tools via these corporate training partners, the details the Staff has requested (including fees charged, extent and time period of use, etc) are not details to which we have ready access. We also do not see these companies as currently representing a significant revenue stream at present. As a result, we have deleted reference to them on pages 6, 84 and 88 as well as the image on page 83.

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8. Where you state that you have an average annual revenue growth rate of 50% year-over- year, and 143% in 2020, please separately present organic growth so that investors can understand the extent to which your growth is due to acquisitions. Please include similar disclosure in your chart on page 8.

Response: We have calculated the organic growth in revenue for the two years from 2018 to 2020 for the Pre-IPO group, and we have separated the revenue growth from organic growth from the revenue growth from acquisitions. We have amended the wording in the registration statement to separate and highlight the organic growth from the acquisitions in the following sections:

●	The “Our Company” section on page 5.

●	The “Our Company” section on page 82.

We have also amended the chart on page 9 to separate present organic revenue growth from the revenue growth due to the IPO Acquisitions in the “A Brief History” section on page 8.

9. Where you state that you have 1.8 million students, please clarify that 1.77M are "free students," and you have only 33,000 paying students. Please also clarify elsewhere in your prospectus how you generate revenue, if at all, from "free students."

Response: We have amended the registration statement to clarify that of the 1.8 million students, 1.77 million students are free students and 33,000 are paying students in:

●	The “Our Company” section on page 5.

●	The “Our Company” section on page 82.

We have also added a new section to the Business Summary called “Our Conversion Model” on page 98 in which we explain how free students convert to paying students, and how our student acquisition model relates to the revenues of Entrepreneur Resorts and the IPO Acquisitions.

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A Brief History, page 7

10. On page 8, you disclose that combined revenues in 2019 of the Pre-IPO Group, which includes Entrepreneur Resorts, acquired in July 2020, were $9.9 million and a net loss before tax was $1.6 million after eliminations. Please note that it does not appear appropriate to reflect the results of Entrepreneur Resorts which was not acquired until July 2020 in your 2019 results. Please revise or advise as appropriate.

Response: We confirm that the combined revenues of $9.9 million and net loss of ($1.6) million for 2019 includes both Entrepreneurs Institute, acquired in August 2019, and Entrepreneur Resorts, acquired in July 2020. Both companies were under common control and as such we are required to present the consolidated audited financial statements of the Pre-IPO Group including Entrepreneurs Institute and Entrepreneur Resorts in our registration statement for both 2019 and 2020.

We have referred to the common control and accounting treatment in the financial statements in our registration statement in the following sections:

●	The “Note 1 - Business Organization and Nature of Operations” section on page F-8.

●	The “Business Combinations” section on page F-9.

We have also added further wording through the document to make it clearer why we have included Entrepreneurs Institute and Entrepreneur Resorts in the audited consolidated accounts for the Pre-IPO Group for 2019 and 2020 as a result of the companies being under common control in the following sections:

●	The “Our Company” section on page 5.

●	The “Business Combinations” section in Critical Accounting Policies and Estimates on page 78.

●	The “Our Company” section on page 82.

●	The “Note 4 - Business Combinations” section on page F-22 and page F-24.

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11. The total assets at the end of 2020 on a pro forma basis of $109.5 million and the total pro forma liabilities of $20.9 million as disclosed in the second paragraph on page 8 do not agree to the amounts in the pro forma balance sheet on pages 52 and 53. Please reconcile and revise these disclosures.

Response: We have amended the total assets at the end of 2020 to $110.9 million and total liabilities to $22.3 million on page 8 under section “A Brief History” so that it agrees with the pro forma balance sheet on page 57 and 58.

We have also amended the registration statement to revise the chart to reflect the total assets at the end of 2020 on a pro forma basis of $110.9 million on page 9 so that it agrees with the pro forma balance sheet on pages 57 and 58.

The Offering, page 17

12. In the first bullet point at the bottom on page 17, you indicate that your outstanding shares excludes 5,046,894 shares underlying options with a weighted average exercise price of $6.41 per share. Please reconcile this amount with the share options disclosed in the table on page 107 which indicates that you have issued 499,830 stock options to date, as adjusted for your stock split. Also, please reconcile these amounts with the amounts disclosed in Note 21 to your audited financial statements. Additionally, if the options disclosed in Note 21 have not been revised to give retroactive effect to your 6 for 1 stock split, please revise the number of outstanding options disclosed in Note 21 to give retroactive effect to the stock split.

Response: We have amended the registration statement to revise the number of outstanding options disclosed in Note 21 on pages F-35 through F-37 to give retroactive effect to the stock split. The following reconciliation is based on the number of shares and options post-split.

The 499,830 stock options to date on page 124 reconciles with the 5,046,894 shares underlying options available for issuance as follows:

●	Of the 499,830 of stock options issued in 2018, 2019 and 2020, a total of 121,902 in stock options issued in 2018 have been exercised and converted into shares. This results in a total of 377,928 issued in 2019 and 2020 that remain outstanding as part of the 5,046,894 of shares underlying options available for issuance. This is summarized in the table below.

●	In addition to the 377,928 in issued share options in 2019 and 2020 that remain outstanding, a further 4,668,966 are reserved for issue in 2021, 2022 and 2023 as part of our share option program for current and future staff and partners. The combination of these two amounts results in 5,046,894 shares underlying options available for issuance.

●	The total share options of 499,830 as disclosed in the table on page 124 is summarized as follows:-

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Note 21:-
- 2019 options	257,478
- 2020 options	73,428
Total options issued in 2019 and 2020	330,906
Reserved for future issuance	47,022
Total employee share options forming part of total underlying options	377,928
Employee shares issued as a result of conversion of options issued in 2018	121,902
Total employee shares/options issued (page 124)	499,830

Non-GAAP Financial Measures - Adjusted EBITDA

Genius Group Operating Data (Pre-IPO Group Excluding IPO Acquisitions), page 20

13. In addition to EBITDA margin, please disclose the comparable margin calculated in accordance with IFRS.

Response: We have amended the registration statement to add Net Income (Loss) margin as a comparable measure in the “Genius Group Operating Data (Pre-IPO Group Excluding IPO Acquisitions)” section on page 24.

14. Since your financial statements are prepared in accordance with IFRS, please label these measures as non-IFRS financial measures.

Response: We have amended the registration statement to change the labelling of these measures to Non-IFRS Financial Measures in the following sections:

●	The “Our Company” section on page 5.

●	The section is now titled “Non-IFRS Financial Measures - Adjusted EBITDA” on page 24.

●	The “Our Company” section on page 82.

●	The “Results of Operations section on page 70.

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15. Please clarify the calculations included for the operating data included in this section. For example, it is unclear how you have calculated Average Annual Revenue per Student of $15.48, or Average Acquisition Cost per Student of $0.76. If you are using overall revenue for the entire Pre-IPO Group, please tell us why you believe this is appropriate given that certain companies in the group, such as Entrepreneur Resorts, do not appear to have students or partners. Please also tell us whether you include the number of free students in your calculation of certain operating data, such as the Average Acquisition Cost per Student, and if so, why. In addition, where you state that the average customer retention is three years on the platform, please indicate whether you are referring to paid or free students. Please also disclose the rate at which free students have become paid students in prior periods. Finally, please tell us whether these metrics are relevant to the Pre-IPO Group as a whole, or relate only to GeniusU Ltd.

Response: We track our monthly student intake, acquisition cost and activity over the first 12 months and 24 months, and measure their average spend over these periods. From our main student marketing activity, every $1,000 in marketing cost delivers 7,703 new visitors and 1,326 new free students who register on GeniusU as a result of this marketing. From these free students, we see just over 1% convert to paying students, generating $1,860 in revenue in the first 12 months as they purchase their first courses or events, and $20,501 in revenue in the first 24 months as they upgrade to higher priced courses and diploma programs. This equates to a $0.76 marketing cost per student and $15.46 revenue per student within 24 months. We have added a new section to the Business Summary called “Our Conversion Model” on page 98 in which we explain these metrics for both student acquisition and partner acquisition.

These calculations do not include Entrepreneur Resorts campus revenue, and are specific to GeniusU Ltd and education revenue. To clarify the distinction between free students and paid students, we have explained the relationship between the two in the “Our Conversion Model” section on page 98.

We have reorganized the “Genius Group Operating Data” on page 24 to include calculations for the acquisition cost and average revenue for paid students. For clarity, we have included this for GeniusU Ltd and for Entrepreneur Resorts and the IPO Acquisition companies, and we have clearly stated where the metrics relate to GeniusU Ltd, and where they relate to the other companies in the group. We have also included a separate table showing the operating data for Entrepreneur Resorts.

We have further explained the lifetime value period of 3 years in the “Our Conversion Model” section on page 98 as an assumption, as we have not had enough history in GeniusU to be able to measure the exact average lifetime period of a customer. We have taken this measure out of the “Genius Group Operating Data” section. We have also taken out the financial metrics from this section.

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We have consistently experienced a conversion rate of 1% to 1.5% of free students becoming paid students each year, and we have disclosed this in the “Our Conversion Model” section on page 98.

Risk Factors, page 22

16. Please add a risk factor discussing the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response: The Company acknowledges the Staff’s comment, but respectfully points out that the opinion of our auditor on page F-3 of the registration statement does not express substantial doubt about the company's ability to continue as a going concern.

We believe this comment may be the result of a misinterpretation of our auditor’s opinion. We have clarified with our auditors and they have confirmed that they have not given an opinion expressing substantial doubt about the company's ability to continue as a going concern. The extent of their opinion is on page F-3 of the Financial Statements.

Even so, we have reworded the first risk in the “Risk Factors” section from page 26 to highlight that we have been growing with a history of losses and that there can be no assurance that we will reduce our operational losses or achieve profitability as a group in the near future.

Use of Proceeds, page 44

17. You note that you intend to use a portion of the net proceeds for "strategic acquisitions to cover the cash portion of the acquisition costs for the IPO Acquisitions." Please make clear whether the net proceeds will be used only for the IPO Acquisitions, or also for additional acquisitions. If it will be used for additional acquisitions, please give a brief description of the businesses you may acquire and information on the status of the acquisitions. See Item 3.C. of Form 20-F.

Response: We are not intending to use any of the net proceeds for acquisitions in addition to the IPO Acquisitions, and we have added wording to clarify this in the “Use of Proceeds” section on page 48.

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Dilution, page 48

18. We are unable to determine how you calculated or determined your net tangible book value of the Pre-IPO Group as of December 31, 2020 or the pro forma net tangible book value of the Pre-IPO Group plus the IPO Acquisitions as of December 31, 2020. Please provide us with your computations of these amounts in total and on a per ordinary share basis.

Response: We have updated and amended the registration statement on page 52 under the “Dilution” section to reflect the correct numbers for our net tangible book values in total and on a per ordinary share basis. We have calculated net tangible assets by calculating total tangible assets less total tangible liabilities. Total tangible assets are calculated as total assets minus goodwill, intangible assets and right of use asset. Total tangible liability is calculated as total liability.

We have calculated the net tangible book value per share by dividing the net tangible assets by the total shares outstanding as at December 31, 2020 for the Pre-IPO Group, and we have calculated the pro forma net tangible book for the Group including the Pre-IPO Group and IPO Acquisitions in a similar way. We have also added wording to explain the computation on page 52.

Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO Acquisitions), page 50

19. Please include a column that presents the pro forma adjustments for all identified material IFRS differences of the acquisitions that are not prepared under IFRS. Include footnotes as necessary that clearly explain how adjustment amounts were determined.

Response: We have concluded that there are no material IFRS differences for the acquisitions that are not prepared under IFRS. We have amended the registration statement to add a clarifying footnote in the “Footnotes relating to the Financial Statements above” section on page 58.

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20. Please revise the introductory paragraph to the pro forma financial information for the Genius Group to disclose the material terms of each acquisition transaction reflected therein, including the nature and amount of the consideration issued for each acquisition transaction.

Response: We have amended the registration statement to disclose the material terms of each acquisition transaction, including the nature and amount of the consideration, in the introductory paragraph of the “Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO Acquisitions)” section on page 54.

21. Please revise to disclose the Genius Group's historical basic and diluted earnings per share and pro forma basic and diluted earnings per share on the face of the pro forma statement of profit and loss. The notes to the pro forma financial information should also be revised to explain the assumptions used to calculate pro forma basic and diluted earnings per share.

Response: We have amended the registration statement to disclose the Genius Group Ltd’s historical basic and diluted earnings per share and pro forma basic and diluted earnings per share; we have also rectified the calculation to reflect the balances correctly. We have also added note number 9 to the pro forma statement to explain the calculation and assumptions used to calculate the pro forma basic and diluted earnings per share.

The following sections are amended:

●	Page 23, profit and loss statement table under section “Summary Combined Unaudited Pro Forma Financial Data and Consolidated Audited Financial Data Pre-IPO Group.

●	Page 56, profit and loss statement table under section “Selected Combined and Consolidated Financial Data”. We have also added reference to number 9 which further shows the calculation and assumptions used to make such calculations.

●	Page 61, Footnote number 9 under section “footnotes related to the Financial Statements above” to include the calculation and assumption used for calculating the Genius Group basic and diluted earnings per share and pro forma basic and diluted earnings per share.

22. Reference is made to footnote (4). Please revise the notes to the pro forma financial information to disclose the methods and significant assumptions used to determine the fair values of the various categories of intangible assets recognized in connection with the acquisition transactions. Also, please explain the basis or rationale for using a share price of $5.81 per share for purposes of valuing the shares to be issued in the acquisition transactions.

Response: We have amended the registration statement to disclose the methods and significant assumptions used to determine the fair values of the various categories of intangible assets recognized in connection with the acquisition transactions, and the basis for using a share price of $5.81 per share for purposes of valuing the shares to be issued in the acquisition transactions, in Footnote number 5 on page 59. We have amended the footnote reference to 5 from 4 in response to the comment.

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23. The disclosure on page 8 of the financial statements for the University of Antelope Valley, Inc. indicates that they elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies under U.S. GAAP, which allowed them to deconsolidate their variable interest in UAV, LLC beginning January 1, 2018. If Genius Group will be required to consolidate this variable interest entity under IFRS upon their acquisition of this entity and the completion of their IPO, please revise the pro forma financial information to give effect to the consolidation of this entity in connection with the acquisition transaction. If you do not believe this variable interest entity will be required to be consolidated under IFRS, please explain your basis for this conclusion.

Response: We do not believe this variable interest entity will be required to be consolidated. Under IFRS, the basis for consolidation focuses on control, regardless of the form of the investee. An investor controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. (IFRS 10 and 12).

Upon acquisition of University of Antelope Valley, Inc. (“UAV”), Genius Group will not control University of Antelope Valley, LLC (“UAV, LLC”). UAV, LLC will continue to be controlled by its existing shareholders, and its relationship with Genius Group will be limited to:

1.	an operating lease between UAV, LLC and UAV; and

2.	a 2-year option and right of first refusal granted to Genius Group to acquire property owned by UAV, LLC.

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Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

24. In light of the significant growth in member numbers on your platform during the pandemic, often enrolling in free courses, please clarify any trends as to whether these new members have generated significant revenues or trends related to converting new free members into paid members. Further, please clarify whether you have experienced significant turnover among your members, partners, faculty members, and City Leaders in recent periods.

Response: We have amended the registration statement to disclose the member growth in number on our platform during the year 2020 in the “Overview” section of our “Management Discussion and Analysis of Financial Condition and Results of Operations” on page 66.

We have also amended the wording to clarify the growth in our members, partners and revenue compared to the previous financial year and our discussion with regards to conversions and turnover.

Key Business Metrics, page 61

25. Please clarify whether the metrics listed in this section are distinguishable from those presented on pages 20-21 of your registration statement, and whether your calculation of these metrics differs based upon whether they fall under the category of Genius Group Measures or Edtech Measures. Please also revise to quantify the metrics and present a clear definition of how the metrics are calculated in this section. For the additional metrics discussed under "Genius Group Measures," such as "billings as a percentage of completion of work in progress," or "newly-obtained contracts," please similarly quantify and define how the metrics are calculated, or tell us why you believe such disclosure is not required. Refer to Release No. 33-10751, Commission Guidance on Management's Discussion and Analysis of Financial Condition (February 25, 2020). In addition, tell us and revise to disclose why these metrics provide meaningful information to an investor considering that they appear to only include data for the Pre-IPO Group.

Response: We have amended the wording of the “Key Business Metrics” section on page 67 to align with the “Genius Group Operating Data” on page 24. We have also clarified the operating data section to clearly show which metrics and operating data relate to each of the companies within the group and to the group as a whole. We believe that with these revisions we have now provided within the registration statement a comprehensive view of the key business metrics and operating data across all companies within the group, including both the Pre-IPO Group and the IPO Acquisitions.

We have amended the wording of the “Key Business Metrics” section (renamed as "Key Business Metrics and Non-IFRS Financial Measures") on page 67 and following to align with the “Genius Group Operating Data” (renamed as "Key Business Metrics and Non-IFRS Financial Measures") on and following page 24. We have quantified and defined the metrics and explained why they provide meaningful information to an investor. We have removed items that were mistakenly included in the original As Filed registration statement as a result of a proofing error.

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We have also made changes to pages 24 through 25 under the section "Key Business Metrics and Non-IFRS Financial Measures" to align terminology with other sections of the registration statement (including the above-mentioned revisions to page 67 and following, and references to segments) and to simplify this section.

Results of Operations

Year Ended December 31, 2020 Operating Expenses, page 63

26. We note your disclosure here and on page F-8 indicates that you have taken measures to control costs and have availed yourself of government funding and support schemes to cater to the unprecedented pandemic scenario. Please revise your disclosure here or elsewhere as appropriate to discuss these measures in greater detail and quantify such measures to the extent practicable.

We have amended the registration statement to include the details of the measures to control costs and availed government funding in response to the pandemic, with an itemized list of government funding received. The following sections are amended:

●	The “Operating Expenses” section in the “Results of Operations” on page 71.

●	“Note 1 Business Organization and Nature of Operations” section on page F-8.

Liquidity and Capital Resources, page 66

27. We note that your "ability to continue as a going concern for the foreseeable future involves significant judgment." Please revise to disclose the amount you will need to meet material cash requirements from known contractual and other obligations in the next twelve months, and specify whether you are dependent on the proceeds of the offering to meet your short-term liquidity requirements.

Response: We have amended the registration statement to disclose the amount we will need to meet material cash requirements from known contractual and other obligations in the next twelve months, and specified that we are not dependent on the proceeds of the offering to meet our short-term liquidity requirements, in the “Liquidity Considerations” section on page 76.

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28. Please revise to discuss the material terms of, and current obligations under, your convertible debt described in Note 19 of the notes to your financial statements.

Response: We have amended the registration statement to include the material terms of, and current obligations under, our convertible debt in the Non-Current Liabilities analysis of the “Results of Operations” section on page 70.

Operating Activities, page 66

29. Your discussion of cash flows from operating activities appears to focus on how this amount was derived in each period. The discussion should be a comparative analysis of material changes in this amount between periods. In your analysis, please note that references to results of operations, which are prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in terms of cash. Your discussion should address the drivers underlying each factor cited. For example, please discuss the specific items that created favorable and unfavorable movements in working capital in terms of cash and the reasons underlying such movements. Refer to Item 5 of Form 20-F for guidance.

Response: We have amended the registration statement to include an analysis of the significant factors contributing to the increase in net cash used in operating activities in the “Operating Activities” section on page 75.

Contractual Obligations, page 67

30. Please discuss the material terms of your contractual obligations under the operating leases held by Tau Game Lodge Pty Ltd, Matla Game Lodge Pty Ltd, and Genius Central Singapore Pte Ltd, and file the operating leases as exhibits to the registration statement. In the alternative, tell us why you believe you are not required to do so.

Response: We have amended the registration statement to disclose the material terms of our contractual obligations under the operating leases held by Tau Game Lodge Pty Ltd, Matla Game Lodge Pty Ltd, and Genius Central Singapore Pte Ltd in the “Contractual Obligations” section on page 77.

With regards to exhibits, the tenancy agreement relating to Genius Central Singapore Pte Ltd was previously filed as Exhibit 10.1. We have now added the novation agreement for Genius Central Singapore Pte Ltd, and the lease agreements and associated documents for Tau Game Lodge Pty Ltd as Exhibits 10.14 and 10.15 and Matla Game Lodge Pty Ltd as Exhibit 10.13.

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Liquidity Considerations, page 67

31. The amounts of cash used in operations in 2020 and 2019 of $2.5 million and $1.4 million, respectively, as discussed on page 67 do not agree with the amounts reflected in the consolidated statements of cash flows on page F-7. Please reconcile and revise these disclosures.

Response: We have amended the registration statement in the “Liquidity Considerations” section on page 76 to revise the disclosures for the amounts of cash used in operations in 2020 and 2019 to $2.1 million and $1.3 million respectively in order to reconcile with the amounts reflected in the consolidated statements of cash flows on page F-7.

Business Impact of the COVID-19 Pandemic, page 70

32. Please disclose any material negative impacts of COVID-19 on the IPO Acquisition companies. In this regard, we note your disclosure on page 71, disclosing that the IPO Acquisition companies were all impacted by COVID-19 to some degree.

Response: We have amended the registration statement to revise the disclosures for the impact of COVID-19 on each of the IPO Acquisition companies in the “Business Impact of the COVID-19 Pandemic” section on page 80.

Business, page 72

33. Please provide more detail regarding your faculty members, partners and City
Leaders, and clarify the size and scope of the course offerings and events they offer in your Education Revenue segment. Please also clarify whether any faculty member, partner, or City Leader generates a material amount of your Digital Education Revenue and In-Person Education Revenue, or if you have a concentration of revenue in any particular types of courses or events.

Response: We have amended the registration statement on page number 82 under “Our Company” section to include the disclosures for the size and scope of courses offered on the platform and growth of our members and partners over the year.

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Overall partnership revenues contribute 20% towards the revenue of the Education company. The remaining 80% of revenue is from our fully owned courses and curriculum. We have seen an increase in partners globally year on year and our partner growth in 2020 was 23%. We have over 1,400 events, courses and products listed on our digital platform; partners earn commissions as a result of sales processed through our platform. Due to the number of faculty and partners, together with the number of courses and products delivered on our platform, there is no one partner or product that makes up more than 5% of our revenues.

34. Please explain why you have analogized your growth plan to the fifteen-year plan set by the United Nations to achieve the 17 United Nations Sustainable Development Goals. We note that you provide a test for students that identifies a students' purpose related to such sustainable development goals, but it is unclear how this relates to your fifteen-year plan. Please also explain why you believe that you have a "critical mass of entrepreneurs" using your education tools and how you determine that such users qualify as entrepreneurs.

Response: We encourage our students to connect with each other in our online circles focused on the 17 United Nations Sustainable Development Goals, and we ask that they nominate a goal to focus on when they join our courses. We also use the Purpose Test that the Staff has referred to in order to help students determine the goal to focus on, and each student that takes the test has it displayed on their GeniusU profile. This enables entrepreneurs to find and collaborate with other entrepreneurs making an impact towards the same goals. We then work with our partner B1G1 to connect entrepreneurs and their companies to the charities that are focused towards each of these 17 goals (Please see https://b1g1.com/sustainable-development-goals).

We have added wording on page 82 of the “Our Company” section to explain in more detail this process.

As “Critical mass of entrepreneurs” is difficult to quantify, we have deleted our claim that we believe we have achieved this from the “Our Company” section on page 82.

35. Where you note that GeniusU is a member of the United Nations Global Compact, please indicate that this is a voluntary initiative that is open to all businesses and firms.

Response: We have updated the wording in the “Our Mission” section on page 85 to reflect that the United Nations Global Compact is a voluntary initiative.

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36. Please revise this section to include a comprehensive description of the business and operations of each of the companies that will be part of the Genius Group, as this section appears to focus almost exclusively on the GeniusU Edtech platform.

Response: We have added wording to the “Our Corporate Structure” section on page 10 and in the “Our History and Corporate Structure” section on page 86 to include a more detailed explanation on each of the companies, their operations and how they will be a part of Genius Group Ltd.

Our Competitive Strengths

Our Data and Systems, page 90

37. We note that you partnered with Salesforce to provide your underlying Customer Relationship Management ("CRM") system on which you built your GeniusU platform. Please clarify whether your partnership with Salesforce is material to your business. If material, please also summarize the material terms of the partnership and, if there is an associated contract, please file it as an exhibit or tell us why you believe this is unnecessary.

Response: Salesforce is technically a software provider to us rather than a partner, in that we have a contract relationship in which we purchase licenses to use their CRM platform and are given support from their team. We have amended the wording to more accurately reflect our relationship with them in the “Our Data and Systems” section on page 106 and in the “Artificial Intelligence” section on page 110.

Our relationship with Salesforce is currently material to the business of our group as we store our customer data on their CRM platform. We currently have over 50 Salesforce licenses used by the team, in material terms our direct spend on the CRM is $0.22 million per year. While our customer data is currently on Salesforce, as we grow further in the future we may choose to remain with Salesforce, source another CRM provider or develop our own CRM platform on GeniusU. To that extent we are not reliant on them for our long-term success.

We have added the details of the contract under the section “Contractual Obligations” on page 77 of the registration statement.

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We have also included a Contractual Obligation of $0.22 million as a cash requirement for the next 12 months under the section “Liquidity Considerations” on page 76 of the registration statement.

We have also added the associated contract and the order form with Salesforce as an Exhibit 10.12 to the registration statement.

Our Blended Edtech strategy, page 91

38. Please tell us why you believe it is appropriate to compare your strategy with that of Amazon, Apple, Google and Microsoft given the size, age and nature of your business. In alternative, please delete this statement.

Response: We have deleted references to these companies in the “Personalized and AI Driven Education” section on page 103 and in the “Our Blended Edtech strategy” section on page 107.

Regulation

University Regulation in the U.S. relevant to UAV, page 100

39. We note that you are currently undertaking a reaffirmation process that will be completed in 2021. Please tell us whether this is a routine approval process, or whether the reaffirmation process was initiated by WASC for a particular reason. Please also indicate the current status of the reaffirmation process and when in 2021 you expect the process to be completed.

Response: This reaffirmation process that will be completed in 2021 is a routine approval process that is conducted by WASC every 6, 8 or 10 years after initial accreditation. UAV received initial accreditation on February 19, 2016, and is in good standing with its accreditor (see its status on wscuc.org) and not subject to any penalties, sanctions, or restrictions of its accreditation.

The reaffirmation process is essentially a year-long process, which begins with an Off Site Review (which took place in March, 2021), a Site Visit (scheduled for September, 2021), and a review by the WASC Commission at its November, 2021 meeting at which time the process will be completed. We have amended the registration statement on page 116 in the “University Regulation in the U.S. relevant to UAV” section to reflect this confirmation.

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Related Party Transactions, page 110

40. We note your disclosure on pages 110-11 regarding transactions with related parties. Please revise to provide the complete disclosure called for by Item 7.B of Form 20-F and specifically address each related party transaction for the preceding three financial years through the date of the information currently provided. As a related matter, please revise to disclose the $400,000 loan payable to related parties for the acquisition of Entrepreneurs Institute, which is discussed on page F-32.

Response: We have amended the registration statement on pages 127 through to 129 under “Related Party Transactions” section to include the complete disclosures called for by Item 7.B of Form 20-F and addressed each related party transaction for the preceding three financial years.

We have also revised the wording to include the disclosure regarding the $400,000 related party loan for acquisition of the Entrepreneurs Institute as disclosed on page F-33.

Genius Group Limited and Subsidiaries Consolidated Financial Statements Note 2 - Summary of Significant Accounting Policies

Revenue from contracts with customers, page F-19

41. Please revise your disclosure to describe in greater detail the nature, significant terms, and performance obligations for each of your revenue streams. Please ensure that your revised disclosure is specific as to the nature of your performance obligation(s), rather than describing them generally and explain how you are compensated in these arrangements as well as who your customer is.

Response: We have amended the registration statement to revise the disclosures to describe in greater detail the nature, significant terms, performance obligations, how we are compensated, and who our customer is for each of our revenue streams in the “Revenue from contracts with customers” section on pages F-19 and F-20.

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Note 4 - Business Combinations, page F-21

42. We note your disclosure that you acquired 100% of the voting equity interest of Entrepreneurs Institute and 97.8% of the voting equity interest of Entrepreneur Resorts, both of which are entities under common control. Please revise your accounting policy to disclose your accounting policy for business combinations involving entities under common control in accordance with IAS 8. Your revised policy should clearly state whether you apply a predecessor value method or the acquisition method in accordance with IFRS 3 and that you apply the accounting policy consistently to similar transactions.

Response: The Company acknowledges the Staff’s comment, but respectfully points out that the requested revisions were substantially included on page F-9 of the original registration statement as part of “Note 2 - Summary of Significant Accounting Policies” under the heading “Business Combinations”. To increase clarity of the disclosure, we have amended the registration statement to add wording in the first paragraph under “Business Combinations” on page F-9, and have also added clarifying wording under “Business Combinations” on page 78.

43. Your disclosure on page F-23 indicates that you acquired a 97.8% voting equity interest in Entrepreneur Resorts for $30,997,810 made up of $30,997,810 of Genius Group Ltd. ordinary shares. Please explain why this amount differs from $17,798,374 value assigned to these shares as indicated in your consolidated statement of changes in stockholders equity on page F-6.

Response: The book value of Entrepreneur Resorts’ contributed capital immediately prior to the acquisition was $13,199,436. As a result of preparing the Pre-IPO Group’s consolidated financial statements on the basis of common control, the book value of Entrepreneur Resorts’ contributed capital already formed part of consolidated contributed capital in the consolidated statements of changes in stockholders’ equity prior to the acquisition.

The value of Genius Group Ltd shares issued to Entrepreneur Resorts shareholders for the acquisition was $30,997,810. The transaction was a swap of Genius Group Ltd shares for Entrepreneur Resorts shares, and as $13,199,436 of Shareholders’ Equity in Entrepreneur Resorts was already included in consolidated contributed capital of the Pre-IPO Group we have recognized only the uplift in value of $17,798,374.

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The calculation of the value is reconciled in the following table:

Value of shares issued by Genius Group to Entrepreneur Resorts shareholders for the acquisition of 97.8% of Entrepreneur Resorts issued shares.	$30,997,810
Less: Book value of Entrepreneur Resorts already included in the consolidated financials of the Pre-IPO Group prior to the acquisition.	$13,199,436
Uplift in value as a result of the acquisition.	$17,798,374

44. Please revise the notes to your financial statements to include the disclosures required by B64(q) of IFRS 3 for your acquisition transactions during 2019 and 2020.

Response: The Company acknowledges the Staff’s comment, but respectfully points out that Entrepreneurs Institute and Entrepreneur Resorts were consolidated with Genius Group Ltd for the years ended December 31, 2019 and 2020 on the basis that the entities were under common control; and as such their revenues and profits or losses have been included in the Consolidated Statements of Operations and Comprehensive Loss in full for both years. We have amended the registration statement to add clarifying wording to this effect in Note 4 on pages F-22 and F-24.

With respect to Matla Game Lodge, we have amended the registration statement to add the required disclosures in Note 4 on page F-23.

Note 12 - Intangible Assets, page F-28

45. Please revise the table at the bottom of page F-28 to separately break-out the nature and amounts of the intangible assets acquired in the Entrepreneur Resorts acquisition transaction. Your revised disclosures in the table should be consistent with the format reflected in the table for 2019 at the top of page F-29.

Response: We have amended the registration statement to separately break-out the nature and amounts of the intangible assets acquired in the Entrepreneur Resorts acquisition transaction in Note 12 on page F-29, consistent with the format reflected in the table for 2019 at the top of page F-30.

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Note 14 - Other Non-Current Assets, page F-30

46. Your disclosure in Note 14 indicates that other non-current assets at December 31, 2020 consists of a deposit on your proposed acquisition of University of Antelope Valley. Please explain why this amount continues to be reflected as an asset in the pro forma balance sheet on page 52 which gives effect to the University of Antelope Valley acquisition as if it occurred on December 31, 2020.

Response: We have amended the registration statement to correct the proper accounting treatment for the deposit on the proposed acquisition of University of Antelope Valley in the pro forma balance sheet and related sections, to give effect to the acquisition as if it occurred on December 31, 2020. The following sections have been amended:

●	In the “Summary Combined Unaudited Pro Forma Financial Data for Genius Group” section, under “Genius Group (Pre-IPO Group and IPO Acquisitions) - Balance Sheet For the year ended December 31, 2020” on page 57, the amounts for the following line items have been adjusted:

○	Cash and cash equivalents

○	Prepaid expenses and other assets.

●	In the same section, under “Footnotes relating to the Financial Statements Above”, we have added an explanatory comment to footnote 4 on page 59.

●	In the “Results of Operations” section under “Cash and Cash Equivalents” on page 73, we have corrected the total pro forma amount.

Exhibits

47. Reference is made to your Exhibit 23.1. Please have your independent accountant revise its consent to refer to the appropriate date of the audit report. Also, the date of the consent is of a date earlier than the date of the audit report. Please have you independent accountant revise as necessary so it is dated as of or subsequent to the date of the audit report. Additionally, please have your independent accountant revise their consent to reference their report included in the registration statement on Form F-1 of Genius Group Limited rather than their annual report on Form F-1.

Response: Our independent accountant has revised their consent to refer to the appropriate audit report and the appropriate date of the audit report to July 3, 2021. The date of the consent has been updated accordingly to reflect a current date. Additionally, the Exhibit has been updated accordingly by replacing Exhibit 23.1 in the amended registration statement.

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48. Reference is made to your Exhibit 23.5. The consent of Lightheart, Sanders and Associates is currently stale as it older than 30 days. Please revise to include a currently dated consent of this independent accounting firm. Also, the consent references inclusion of their reports in a report on Form 20-F. Please revise the consent to reference the inclusion of their reports in the Genius Group's registration statement on Form F-1.

Response: We have obtained an updated consent of Lightheart, Sanders and Associates which is not stale, as it is dated August 12, 2021. This is now the new Exhibit 23.5 which has replaced the previous one. The consent now also includes reference to the Genius Group Ltd registration statement on Form F-1.

General

49. We note that your website for Entrepreneur Resorts contains a section inviting investors to become a venue partner with Entrepreneur Resorts and asks investors to sign up for a Webcast and Q&A on how to become an Impact Investor with Genius U. We note similar opportunities presented on your Genius Group website. Please tell us whether you have issued any shares or other interests in your company pursuant to the investment opportunity advertised on your website and provide us with a legal and factual analysis indicating whether this constitutes an offer of your securities and whether you are in compliance with Section 5 of the Securities Act of 1933.

Response: The Staff’s comment relates to two separate opportunities with subsidiaries of the Company: the one relating to Entrepreneur Resorts (ERL) is to become a licensing partner, and the one relating to GeniusU Ltd is for a private investment directly in GeniusU. Both of these opportunities have ended and are no longer available.

The ERL website offered an opportunity only to “members of its community” to become a “venue partner” with ERL. Its “community” consists of existing investors, students, teachers, mentors and partners of the Company who are all familiar with the Company and its business operations. The partnership opportunity referenced was a chance to open a café and/or resort outside the U.S. using the Genius name, pursuant to a licensing agreement with the Company. Only after a member of the community contacted the Company and was vetted, were they given an opportunity to enter a license agreement. There were a total of 5 such licenses granted, each with a person who had a pre-existing relationship with the Company and none of whom were U.S. persons. As part of the arrangement, each of these non-US persons who entered into the license agreement was given options to purchase shares of the Company that vest over time. To the extent this opportunity constituted an offering within the definition of the Securities Act of 1933, as amended (the “Securities Act”), the Company was in compliance with Section 5 of the Securities Act as this “offering” would come under the exemption provided by Regulation S under the Securities Act, as an offer occurring outside of the U.S.

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The GeniusU website offered an opportunity for members of the same community to become an “impact investor” directly into GeniusU Ltd. This opportunity was open from January 2021 through May 2021 and only available to existing members of its community who, as explained above, all had a pre-existing relationship with the Company. A total of 150 people invested, of which only 7 were U.S. persons (all were accredited investors). These 7 U.S. investors had all started as students at GeniusU, been members of the community for a while, and then became prior investors in the Company. To be clear, this was not an offering by the Company and no Company securities were issued. This was an offering by the Company’s subsidiary, GeniusU Ltd, to non-U.S. investors under Regulation S of the Securities Act and to the 7 U.S. accredited investors pursuant to Section 4(a)(2) of the Securities Act.

50. We note on your website for Genius Group you indicate that the company has grown 2,400% in six years, has grown by over 50% per year for the last five years, and had over $29 million in revenue in 2019. Please explain your basis for these statements as they are not consistent with the financial information presented in the registration statement.

Response: The statement on the investor website that our company has grown 2,400% in six years, has grown over 50% per year for the last five years, and had over $29 million in revenue in 2019 were our statistics and revenues of our group prior to the audit process in preparation for our registration statement, in which adjustments and eliminations have led to a change in numbers. We have now removed this statement from our website to be consistent with the registration statement.

51. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies thereof to the Staff.

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In addition to the comments above, we have also amended the footnote reference on page 58, 59 and 60 of the registration document under section “Selected Combined and Consolidated Financial Data” table “Genius Group (Pre-IPO Group and IPO Acquisitions) Profit and Loss For the year ended December 31, 2020 and Balance Sheet for the year ended December 31, 2020”

We thank the Staff for its review of the foregoing and Amendment No.1. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Roger James Hamilton

Roger James Hamilton, CEO

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